November 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
494	11/03/2017	485BXT	0001628280-17-010849
487	10/11/2017	485BXT	0001628280-17-009851
480	09/14/2017	485BXT	0001628280-17-009293
473	08/17/2017	485BXT	0001628280-17-008756
465	07/19/2017	485BXT	0001628280-17-007111
459	06/22/2017	485BXT	0001628280-17-006673
452	05/25/2017	485BXT	0001628280-17-005922
446	04/27/2017	485BXT	0001628280-17-004409
440	03/30/2017	485BXT	0001628280-17-003137
430	03/02/2017	485BXT	0001628280-17-002109
421	02/02/2017	485BXT	0001628280-17-000779
413	01/04/2017	485BXT	0001628280-17-000066
406	12/07/2016	485BXT	0001628280-16-021881
400	11/09/2016	485BXT	0001628280-16-021129
391	10/13/2016	485BXT	0001628280-16-020048
385	09/14/2016	485BXT	0001628280-16-019585
379	08/18/2016	485BXT	0001628280-16-019146
370	07/20/2016	485BXT	0001628280-16-017667
362	06/23/2016	485BXT	0001628280-16-017298
355	05/24/2016	485BXT	0001628280-16-016662
343	04/28/2016	485BXT	0001628280-16-014933
330	03/23/2016	485BXT	0001628280-16-012943
319	03/02/2016	485BXT	0001628280-16-012180
310	02/03/2016	485BXT	0001628280-16-010706
302	01/07/2016	485BXT	0001628280-16-010173
295	12/09/2015	485BXT	0001628280-15-009341
289	11/12/2015	485BXT	0001628280-15-008644
282	10/15/2015	485BXT	0001628280-15-007694
276	09/22/2015	485BXT	0001628280-15-007268
268	09/04/2015	485BXT	0001628280-15-006972
255	06/26/2015	485APOS	0001628280-15-005102

The Amendments relate to the Global X High Quality Dividend Yield Index ETF and Global X International High Quality Dividend Yield Index ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel